UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                     Information Management Associates, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   0004569231
                                 (CUSIP Number)

                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                                |_| Rule 13d-1(b)
                                |_| Rule 13d-1(c)
                                |X| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 (Page 1 of 14)

--------------------------------------------------------------------------------
CUSIP No. 0004569231                  13G                     Page 2 of 14 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             IRS IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY)

             Wand/IMA Investments, L.P.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                        (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                                        5       SOLE VOTING POWER
            NUMBER OF                           0
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                         2,222,430
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                             0
            REPORTING                   8       SHARED DISPOSITIVE POWER
           PERSON WITH                          2,222,430

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,222,430 (See Item 4)

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*                                                 |_|

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             23.0%

    12       TYPE OF REPORTING PERSON*

             PN

--------------------------------------------------------------------------------
CUSIP No. 0004569231                  13G                     Page 3 of 14 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             IRS IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY)

             Wand/IMA Investments II L.P.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                        (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                                        5       SOLE VOTING POWER
            NUMBER OF                           0
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                         168,522
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                             0
            REPORTING                   8       SHARED DISPOSITIVE POWER
           PERSON WITH                          168,522

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             168,522 (See Item 4)

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*                                                 |_|

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             1.7%

    12       TYPE OF REPORTING PERSON*

             PN

--------------------------------------------------------------------------------
CUSIP No. 0004569231                  13G                     Page 4 of 14 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             IRS IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY)

             Wand/IMA Investments III L.P.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|
                                                                        (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                                        5       SOLE VOTING POWER
            NUMBER OF                           0
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                         466,076
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                             0
            REPORTING                   8       SHARED DISPOSITIVE POWER
           PERSON WITH                          466,076

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             466,076 (See Item 4)

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES*                                                 |_|

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             4.8%

    12       TYPE OF REPORTING PERSON*

             PN

--------------------------------------------------------------------------------
CUSIP No. 0004569231                  13G                     Page 5 of 14 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             IRS IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY)

             Wand Partners (S.C.) Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|
                                                                        (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                                        5       SOLE VOTING POWER
            NUMBER OF                           0
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                         2,425,655
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                             0
            REPORTING                   8       SHARED DISPOSITIVE POWER
           PERSON WITH                          2,425,655

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,425,655 (See Item 4)

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*                                                 |_|

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             25.1%

    12       TYPE OF REPORTING PERSON*

             CO

--------------------------------------------------------------------------------
CUSIP No. 0004569231                  13G                     Page 6 of 14 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             IRS IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY)

             Wand (IMA) Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|
                                                                        (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                                        5       SOLE VOTING POWER
            NUMBER OF                           0
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                         634,598
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                             0
            REPORTING                   8       SHARED DISPOSITIVE POWER
           PERSON WITH                          634,598

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             634,598 (See Item 4)

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*                                                 |_|

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             6.6%

    12       TYPE OF REPORTING PERSON*

             CO

--------------------------------------------------------------------------------
CUSIP No. 0004569231                  13G                     Page 7 of 14 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             IRS IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY)

             Bruce W. Schnitzer

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|
                                                                        (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America

                                        5       SOLE VOTING POWER
            NUMBER OF                           21,335
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                         2,891,731
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                             21,335
            REPORTING                   8       SHARED DISPOSITIVE POWER
           PERSON WITH                          2,891,731

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,913,066 (See Item 4)

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*                                                 |_|

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             30.1%

    12       TYPE OF REPORTING PERSON*

             IN

Item 1(a).  Name of Issuer:

     Information Management Associates, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     One Corporate Drive, Suite 414
     Shelton, Connecticut  06484

Item 2(a).  Name of Person Filing:

     This Schedule 13G is being jointly filed by Wand/IMA Investments, L.P., a Delaware limited partnership ("Wand-I"), Wand/IMA Investments II L.P., a
Delaware limited partnership ("Wand-II"), Wand/IMA Investments III L.P., a Delaware limited partnership ("Wand-III"), Wand Partners (S.C.) Inc., a Delaware corporation ("WPI"), Wand (IMA) Inc., a Delaware corporation ("Wand (IMA)"), and Bruce W. Schnitzer. WPI is 66% owned by Mr. Schnitzer and Wand (IMA) is 50.55% owned by Mr. Schnitzer. The general partner of Wand-I is WPI. The general partners of Wand-II are WPI and Wand (IMA). The general partner of Wand-III is Wand (IMA). WPI is also the general partner and owner of 49.99% of Wand Partners L.P., a Delaware limited partnership ("WPLP"), which is a limited partner of Wand-I and Wand-II and has a carried interest on certain partnership distributions by these two partnerships (including those resulting from the sale of securities of the Issuer by the partnerships). WPI also has a carried interest on certain partnership distributions of Wand-I (including those resulting from the sale of securities of the Issuer by Wand-I). Mr. Schnitzer owns a small limited partnership interest in Wand I and Wand-III.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     The principal business address of each of the reporting persons is:

     c/o Wand Partners (S.C.) Inc.
     630 Fifth Avenue, Suite 2435
     New York, NY  10111

Item 2(c).  Citizenship:

     Mr. Schnitzer is a United States citizen. Each of the other reporting persons is organized under the laws of the state of Delaware.

Item 2(d).  Title of Class of Securities:

     Common Stock.

Item 2(e).  CUSIP Number:

     0004569231

Item 3.     If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
            (c), check whether the person filing is a :

            (a) |_| Broker or dealer  registered under section 15 of the Act (15
                    U.S.C. 78o);
            (b) |_| Bank as  defined  in  section  3(a)(6) of the Act (15 U.S.C.
                    78c);
            (c) |_| Insurance  company as defined in section 3(a)(19) of the Act
                    (15 U.S.C. 78c);
            (d) |_| Investment   company  registered  under  section  8  of  the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8);
            (e) |_| An    investment    adviser   in    accordance    with   ss.
                    240.13d-1(b)(1)(ii)(E);
            (f) |_| An employee  benefit  plan or endowment  fund in  accordance with ss. 240.13d-1(b)(1)(ii)(F);

            (g) |_| A parent  holding  company or control  person in  accordance with ss. 240.13d-1(b)(1)(ii)(G);
            (h) |_| A savings  association  as defined  in  Section  3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);
            (i) |_| A church plan that is  excluded  from the  definition  of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     This Schedule 13G statement is being filed pursuant to Rule 13d-2(b) as an amendment to an original Schedule 13G filed pursuant to Rule 13d-1(d). The original Schedule 13G was filed as a result of the ownership of more than 5% of the Common Stock of the Issuer prior to the initial public offering of the Issuer.

Item 4.    Ownership.

     As of December 31, 1998, 2,222,430 shares of Common Stock, or 23.0% of the total outstanding shares on that date, were held by Wand-I; 168,522 shares of Common Stock, or 1.7% of the total outstanding shares on that date, were held by Wand-II; 466,076 shares of Common Stock, or 4.8% of the total outstanding shares on that date, were held by Wand-III; 34,703 shares of Common Stock, or 0.38% of the total outstanding shares on that date, were held by WPI; and 21,335 shares of Common Stock, or 0.29% of the total outstanding shares on that date, were held directly by Mr. Schnitzer. Because of the relationships described above, pursuant to Rule 13d-1, WPI may be deemed the beneficial owner of an aggregate of 2,425,655 shares, or 25.1% of the total outstanding shares on that date, consisting of the shares owned by itself, Wand-I and Wand-II. Because of the relationships described above, pursuant to Rule 13d-1, Wand (IMA) may be deemed the beneficial owner of an aggregate of 634,598 shares, or 6.6% of the total outstanding shares on that date, consisting of the shares owned by Wand-II and Wand-III. Because of the relationships described above, pursuant to Rule 13d-1, Mr. Schnitzer may be deemed the beneficial owner of an aggregate of 2,913,066 shares, or 30.1% of the total shares outstanding on that date, consisting of shares owned by himself, Wand-I, Wand-II, Wand-III and WPI.

     Because of the relationships described above, the reporting persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the shares of Common Stock held by members of the group. The reporting persons do not admit that they constitute a group within the meaning of Rule 13d-5.

     Wand-I may be deemed to have shared voting and dispositive power over the 2,222,430 shares it owns. Wand-II may be deemed to have shared voting and dispositive power over the 168,522 shares it owns. Wand-III may be deemed to have shared voting and dispositive power over the 466,076 shares it owns. WPI may be deemed to have shared voting and dispositive power over an aggregate of 2,425,655 shares, consisting of the shares owned by itself, Wand-I and Wand-II. Wand (IMA) may be deemed to have shared voting and dispositive power over an aggregate of 634,598 shares, consisting of the shares owned by Wand-I and Wand-II. Mr. Schnitzer may be deemed to have shared voting and dispositive power over 2,891,731 shares, consisting of the shares owned by Wand-I, Wand-II, Wand-III and WPI.

Item 5.    Ownership of Five Percent or Less of a Class.

     Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

     See description of certain carried interests held by WPI and WPLP in Item 4 above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not Applicable.

Item 8.    Identification and Classification of Members of the Group.

     Not Applicable.

Item 9.    Notice of Dissolution of Group.

     Not Applicable.

Item 10.   Certification.

     Not Applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   WAND/IMA INVESTMENTS, L.P.


February 12, 1999                  By:      /s/ Bruce W. Schnitzer
                                            --------------------------------
                                            Bruce W. Schnitzer, Treasurer of
                                            Wand Partners (S.C.) Inc.,
                                            its general partner


                                   WAND/IMA INVESTMENTS II L.P.


February 12, 1999                  By:      /s/ Bruce W. Schnitzer
                                            --------------------------------
                                            Bruce W. Schnitzer, Treasurer of
                                            Wand Partners (S.C.) Inc. and
                                            Chairman and Treasurer of Wand (IMA)
                                            Inc.,
                                            its general partners


                                   WAND/IMA INVESTMENTS III L.P.


February 12, 1999                  By:      /s/ Bruce W. Schnitzer
                                            --------------------------------
                                            Bruce W. Schnitzer, Treasurer of
                                            Wand (IMA) Inc.,
                                            its general partner


                                   WAND PARTNERS (S.C.) INC.


February 12, 1999                  By:      /s/ Bruce W. Schnitzer
                                            --------------------------------
                                            Bruce W. Schnitzer
                                            Treasurer


                                   WAND (IMA) INC.


February 12, 1999                  By:      /s/  Bruce W. Schnitzer
                                            --------------------------------
                                            Bruce W. Schnitzer
                                            Chairman and Treasurer


                                   BRUCE W. SCHNITZER


February 12, 1999                  /s/ Bruce W. Schnitzer
                                   ----------------------
                                   Bruce W. Schnitzer

                                 EXHIBIT INDEX

              EXHIBIT                                                PAGE NUMBER

A.  STATEMENT WITH RESPECT TO JOINT FILING OF SCHEDULE 13G                13

                                    EXHIBIT A

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)

     This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.


                                   WAND/IMA INVESTMENTS, L.P.


February 12, 1999                  By:     /s/ Bruce W. Schnitzer
                                           --------------------------------
                                           Bruce W. Schnitzer, Treasurer of
                                           Wand Partners (S.C.) Inc.,
                                           its general partner


                                   WAND/IMA INVESTMENTS II L.P.


February 12, 1999                  By:     /s/ Bruce W. Schnitzer
                                           --------------------------------
                                           Bruce W. Schnitzer, Treasurer of
                                           Wand Partners (S.C.) Inc. and
                                           Chairman and Treasurer of Wand (IMA)
                                           Inc.,
                                           its general partners


                                   WAND/IMA INVESTMENTS III L.P.


February 12, 1999                  By:     /s/ Bruce W. Schnitzer
                                           --------------------------------
                                           Bruce W. Schnitzer, Treasurer of
                                           Wand (IMA) Inc.,
                                           its general partner


                                   WAND PARTNERS (S.C.) INC.


February 12, 1999                  By:     /s/ Bruce W. Schnitzer
                                           --------------------------------
                                           Bruce W. Schnitzer
                                           Treasurer


                                   WAND (IMA) INC.


February 12, 1999                  By:     /s/ Bruce W. Schnitzer
                                           --------------------------------
                                           Bruce W. Schnitzer
                                           Chairman and Treasurer

                                   BRUCE W. SCHNITZER


February 12, 1999                  /s/ Bruce W. Schnitzer
                                   --------------------------------
                                   Bruce W. Schnitzer